December 10, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attention:
Cara Wirth

Mara Ransom

Re:
Charge Enterprises, Inc.
Amendment No. 8 Registration Statement on Form S-1
Filed November 26, 2021
File No. 333-253073

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Charge Enterprises, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 7, 2021 (“Comment Letter”) regarding the Company’s Amendment No. 8 to the Registration Statement on Form S-1 filed with the Commission on November 26, 2021 (the “Registration Statement”). For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 8 to Registration Statement on Form S-1

Director Independence, page 65

1.           We note your amended disclosure in response to comment 1 that states that the board of directors has determined that Mr. Scala is independent. However, it appears that Mr. Scala is currently employed as Secretary of the company. Nasdaq Rule 5605(a)(2) defines an "Independent Director" as "a person other than an Executive Officer or employee of the company..." and states that "[t]he following persons shall not be considered independent: (A) a director who is, or at any time during the past three years was, employed by the Company." [Emphasis added]. Please clarify. To the extent that you maintain that Mr. Scala is an independent director, please advise as to how you arrived at this determination.

Response
The Company acknowledges the Staff’s comment and that Mr. Scala has served as the corporate Secretary of the Company since May 2020. However, the Company respectfully submits, after consultation with its outside consultants and advisors, that serving in such capacity does not make Mr. Scala an “Executive Officer” or an employee of the Company as such terms are used in Nasdaq Rule Section 5605(a)(2) based on the guidance available under current NASDAQ Rules.

Specifically, under NASDAQ Rule 5605(a)(1), an “Executive Officer” means those officers covered in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 16a-1(f) provides, in relevant part, that “The term “officer” shall mean an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer.” While Mr. Scala has served as the corporate Secretary of the Company, he does not perform any policy-making function in such role, and as such the Company does not believe he is a covered officer under Rule 16a-1(f) of the Exchange Act.

In addition, as Mr. Scala has not received any remuneration or compensation from the Company for any services other than as a director, he would not be deemed an “employee.” The term “employee” can generally be defined as “one employed by another usually for wages or salary and in a position below the executive level" [Mirriam-Webster], “a person who works for another in return for financial or other compensation,” or “a person who is hired for a wage, salary, fee or payment to perform work for an employer.” Further, §31.3121(d)-1 under the Internal Revenue Code, provides, in pertinent part, as follows:

“(b) Corporate officers. Generally, an officer of a corporation is an employee of the corporation. However, an officer of a corporation who as such does not perform any services or performs only minor services and who neither receives nor is entitled to receive, directly or indirectly, any remuneration is considered not to be an employee of the corporation. A director of a corporation in his capacity as such is not an employee of the corporation.”

Respectfully, the Company submits that Mr. Scala should not be considered an employee under either of these definitions. He has graciously accepted the title of corporate Secretary, has volunteered his time in this regard without compensation, and has performed only minor services in this role.

Notably, Mr. Scala is also the CEO and founder of Pathfinder Consultants International, Inc., where he works on full-time basis. Pathfinder Consultants International is a firm that provides services to its clients on a variety of matters, including, Monitorships, Executive employment screening, Covert Internal Investigations, Vendor qualification, Asset Recovery, Crisis Management, Executive protection, Site Surveys, Surveillances, Negotiation Training, Firearms Training and Tactical training.

Notwithstanding and in addition to the foregoing, Mr. Scala has agreed to step down from his role as corporate Secretary and the Company has appointed Mr. Craig Denson as the new corporate Secretary.

****
If you have any further comments and/or questions, please contact the undersigned at (212) 921-2100 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours, /s/ Andrew Fox Andrew Fox Chief Executive Officer